UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)


Solo Brands, Inc.
(Name of Issuer)
Class A Ordinary Shares
(Title of Class of Securities)

83425V104
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       [ X] Rule 13d-1(b)
       [   ] Rule 13d-1(c)
       [    ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the
liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 83425V104


13G

Page 2 of 9 Pages

1.
NAMES OF REPORTING PERSONS OR
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ophir Global Opportunities Fund


2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)

(a) [    ]
(b) [    ]
3.
SEC USE ONLY


4.
CITIZENSHIP OR PLACE OF ORGANIZATION
Australia



NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
5.
SOLE VOTING POWER

 1,746,262 Class A Ordinary Shares

6.
SHARED VOTING POWER



7.
SOLE DISPOSITIVE POWER
1,746,262 Class A Ordinary Shares

8.
SHARED DISPOSITIVE POWER



9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
3,924,399 Class A Ordinary Shares


10.
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES
(see instructions) [  ]


11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.19%


12.
TYPE OF REPORTING PERSON (see instructions)

 OO





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CUSIP No. 83425V104

13G

Page 3 of 9 Pages

1.
NAMES OF REPORTING PERSONS OR
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ophir Global High Conviction Fund


2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)

(a) [    ]
(b) [    ]
3.
SEC USE ONLY


4.
CITIZENSHIP OR PLACE OF ORGANIZATION
 Australia


NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
5.
SOLE VOTING POWER

 2,178,137 Class A Ordinary Shares

6.
SHARED VOTING POWER



7.
SOLE DISPOSITIVE POWER

 2,178,137 Class A Ordinary Shares

8.
SHARED DISPOSITIVE POWER



9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
3,924,399 Class A Ordinary Shares


10.
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES
(see instructions) [  ]


11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.19%


12.
TYPE OF REPORTING PERSON (see instructions)

 OO






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CUSIP No. 83425V104


13G

Page 4 of 9 Pages

Item 1.

(a)
Name of Issuer

Solo Brands, Inc.





(b)
Address of Issuer?s Principal Executive Offices
1001 Mustang Dr.
Grapevine, TX, 76051


Item 2.

(a)
Name of Person Filing
Ophir Global Opportunities Fund and Ophir Global
High Conviction Fund (?Ophir Funds?)





(b)
The address of the principal place of the Filers is located at:


Level 26, Governor Philip Tower
One Farrer Place, Sydney, NSW 2000



(c)
 For citizenship of Filers, see Item 4 of the cover sheet for each Filer.
Ophir Funds are Australian-domiciled.




(d)
Title of Class of Securities



Class A Ordinary Shares, par value $0.001 per share
(the ?Class A Ordinary Shares?)

(e)
CUSIP Number
83425V104


Item 3. If this statement is filed pursuant to ??240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:


(a)
[  ]
Broker or dealer registered under section 15 of the Act
(15 U.S.C. 78o).





(b)
[  ]
Bank as defined in section 3(a)(6) of the Act
(15 U.S.C. 78c).





(c)
[  ]
Insurance company as defined in section 3(a)(19) of the Act
(15 U.S.C. 78c).





(d)
[  ]
Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C.
80a-8).



(e)
[X]
An investment adviser in accordance with ?240.13d-1(b)(1)(ii)(E);


























CUSIP No. 83425V104


13G

Page 5 of 9 Pages













(g)
[  ]
A parent holding company or control person in accordance with ?240.13d-1(b)(1)(ii)(G);





(h)
[  ]
A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.
1813);





(i)
[  ]
A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);





(j)
[  ]
Group, in accordance with ?240.13d-1(b)(1)(ii)(J).

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CUSIP No. 83425V104

13G

Page 6 of 9 Pages

Item 4. Ownership.

(a) Amount beneficially owned:
3,924,399 Class A Ordinary Shares*

(b) Percent of class:
6.19%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote
       3,924,399 Class A Ordinary Shares*


(ii) Shared power to vote or to direct the vote


(iii) Sole power to dispose or to direct the disposition of 3,924,399 Class A Ordinary Shares*


(iv) Shared power to dispose or to direct the disposition of


* Ophir Asset Management US LLC serves as the investment manager to Ophir Global Opportunities
Fund, Ophir Global High Conviction Fund, collectively the ?Ophir Funds? and the Accounts.
This report shall not be deemed an admission that the Reporting Persons are beneficial owners of the Shares for purposes of Section 13 of the Securities
Exchange Act of 1934, as amended, or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of the Shares reported herein except to the extent of the Reporting Person?s pecuniary interest therein.
The percentages herein are calculated based upon a statement in the Issuer?s Form 10-Q, as of November
30, 2021 which was filed on December 9, 2021, that there were 63,397,635 shares of Common Stock issued and outstanding.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.










CUSIP No. 83425V104

13G

Page 7 of 9 Pages

Item 6. Ownership of More than Five Percent on Behalf of
Another Person.
   Not applicable.

Item 7. Identification and Classification of the Subsidiary
Which Acquired the Security Being
Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.


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CUSIP No. 83425V104

13G

Page 8 of 9 Pages

Item 10. Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022




Ophir Asset Management US LLC


By: /s/ 	Melanie Harris, CCO
________________________________________














CUSIP No. 83425V104


13G

Page 9 of 9 Pages

EXHIBIT A
AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G
Statement Pursuant to Rule 13d-1(k)(1)
       The undersigned hereby consent and agree to file a joint statement on Schedule 13G under the Securities Exchange Act of 1934, as amended, with respect to the Class A Ordinary Shares of Solo
Brands, Inc. beneficially owned by them, together with any or all amendments thereto, when and if appropriate. The parties hereto further consent this Statement pursuant to Rule 13d-1(k)(1)(iii) as an exhibit to Schedule 13G, thereby incorporating the same into such Schedule 13G.





Dated: February 11, 2022



Ophir Asset Management US LLC



By: /s/ 	Melanie Harris, CCO
________________________________________